Kobe Steel, Ltd.
Tokyo, Japan
Tokyo Stock Exchange No. 5406
October 31, 2005

Summary of Kobe Steel's Consolidated Financial Results For First-Half Fiscal 2005 (April 1, 2005 – September 30, 2005)

TOKYO, October 31, 2005 – Kobe Steel, Ltd. announced today its financial results for the first half of fiscal 2005, ended September 30, 2005.

Consolidated financial summary (in millions of yen)

	FY2005 First Half	FY2004 First Half	% Change
Net sales	789,502	684,743	15.3%
Operating income	108,235	67,397	60.6%
Ordinary income *	85,413	45,117	89.3%
Net income	36,712	15,690	134.0%
Earnings per share	12.37 yen	5.28 yen	

* Also known as pretax recurring profit

Segment sales (in millions of yen)

	FY2005 First Half	FY2004 First Half
Iron & Steel	366,365	294,027
Wholesale Electricity Supply	31,043	27,462
Aluminum & Copper	152,432	145,944
Machinery	113,818	91,920
Construction Machinery	106,384	106,585
Real Estate	17,238	16,920
Electronic Materials & Other Businesses	28,205	25,289
Eliminations	(25,983)	(23,406)
Consolidated net sales	789,502	684,743

Overseas sales (in millions of yen)

	FY2005 First Half	FY2004 First Half
Overseas sales	203,917	183,377
Consolidated net sales	789,502	684,743
% overseas sales	25.8%	26.8%

Production (in thousands of metric tons)

	FY2005 First Half	FY2004 First Half	% change
Crude steel	3,876	3,848	0.7%
Rolled aluminum products	183	193	(5.3%)
Rolled copper products	75	81	(7.6%)

(1) Operating Results

Japan's economy in the first half of fiscal 2005 continued to improve in the first half of fiscal 2005, ended September 30, 2005. Private-sector demand in capital investment and personal spending was robust on the back of higher corporate profitability. In addition, the U.S. and Asian economies, including China, continued to be strong.

On this background, Kobe Steel's consolidated net sales rose 104.7 billion yen to 789.5 billion yen, in comparison to the same period last year. Operating income increased 40.8 billion yen to 108.2 billion yen, and pretax ordinary income (also known as pretax recurring profit) went up 40.2 billion yen to 85.4 billion yen. Kobe Steel took an extraordinary loss on the separation of the real estate business from the parent company, effective October 1. Loss arising from a fire at Kakogawa Works in May was also

taken as an extraordinary loss. This led to aftertax net income of 36.7 billion yen.

Interim dividends

Giving serious consideration to bolstering its financial foundation, Kobe Steel has decided to forgo interim dividends for the half-year period and asks its shareholders for their understanding.

Results by Business Segment

Iron & Steel

Domestic steel demand for medium- and high-grade steel products, used mainly in the automotive and shipbuilding industries, was quite strong in the period under review. On the other hand, the supply and demand balance worsened as market conditions for general steel products weakened on the back of China's rising crude steel capacity, leading to a softening in the market. To maintain export prices in this situation, Kobe Steel decreased shipments of steel products, although overall shipments rose over the same period. Kobe Steel was able to steadily increase steel prices owing to the tight supply-demand situation for medium- and high-grade steel products.

Domestic demand for welding consumables was firm mainly in the automotive and shipbuilding industries. In the overseas market, demand from the automotive and shipbuilding industries and energy projects was strong.

As a result, segment sales increased 24.6% to 366.3 billion yen, and operating income increased by 34 billion yen to 68.9 billion yen.

Wholesale Power Supply

At the Shinko Kobe Power Station, the two plants of which have a total generation capacity of 1.4 million kilowatts, segment sales rose 13.0% to 31 billion yen owing to an increase in the electricity price due to the rise in coal prices. Due to equipment inspection to maintain stable operation, operating income decreased by 1.3 billion yen to 8.3 billion yen.

Aluminum & Copper

Shipments of rolled aluminum products decreased over the same period last year. Domestic sales volume increased owing to higher shipments of aluminum can stock, a major product, due to further use in aluminum bottle cans, but exports fell considerably, which led to a decrease in overall can stock shipments. Due to higher demand in the previous year's summer season for aluminum fin stock used in air conditioners, shipments of fin stock decreased in the half-year period. Demand for aluminum extrusions was also weak.

Demand for rolled copper products was similar to the same period last year. Copper strip for automotive terminals continued to be strong, but strip for the semiconductor industry entered an adjustment phase. Demand for copper tube for air conditioners decreased in the first half of fiscal 2005, a reaction to the hot summer last year, and exports also fell.

Although sales volume decreased, higher ingot prices and an improvement in the product mix enabled segment sales to increase 4.4% to 152.4 billion yen. Operating income increased 3.7 billion yen to 12.2 billion yen.

Machinery

Domestic orders increased 3.6% to 68.5 billion yen due to a rise in standard compressors used in private-sector capital investments. Overseas orders rose 32.8% b 41.8 billion yen. Orders were strong for non-standard rotating machinery used in the energy, petroleum and gas, as well as for tire machinery. Orders from the energy-related field, such as reactors and other products, were also robust. As a result, total orders increased 13.0% to 110.3 billion yen, and the backlog of orders was 244.7 billion yen.

Owing to strong orders, machinery segment sales went up 23.8% to 113.8 billion yen in the half-year period. Operating income increased 2.9 billion yen to 3.1 billion yen.

Construction Machinery

The Japanese market for construction machinery was strong due to the rise in private-sector capital investment and reduced inventories in Japan brought about by higher exports of used machines. Overseas, Indonesia entered an adjustment phase, but demand in Southeast Asia on the whole was firm. Europe and North America were on an expansion trend, and the falling Chinese market had

bottomed out. As a result, overall demand for construction machinery was firm.

Although the demand environment was in general favorable, the downturn in the Chinese market had a considerable effect. As a result, construction machinery sales dipped 0.2% to 106.3 billion yen, and operating income went down 0.7 billion yen, versus the same period last year, to 3.6 billion yen.

Real Estate
The number of new condominiums sold in the Tokyo metropolitan area gradually increased owing to the upward trend of the economy. However, in the Osaka metropolitan area, the number of units sold was flat.

In this segment, as the number of housing starts and property handovers were low, segment sales were flat at 17.2 billion yen. Operating income went down 0.2 billion yen to 1.3 billion yen.

Electronic Materials & Other Businesses
Due to continued strong demand for target material used in LCDs, segment sales increased 11.5% to 28.2 billion yen and operating income rose 2 billion yen to 8.4 billion yen.

Outlook for Fiscal 2005 (ending March 2006)

Japan's economy in the second half of the fiscal year is forecast to continue on an expansion trend. Although there is concern over a slowdown in the U.S. economy and rising inflation brought about by rising oil prices, domestic capital investment and personal spending are expected to continue to be strong. Kobe Steel's outlook for its business segments in the second half of the year is as follows:

Iron & Steel
Domestic demand for steel products, mainly from manufacturers, is forecast to be strong. In regard to a softening market for general steel products, he market is showing signs of bottoming out, with steelmakers looking to reduce production. However, for the time being, Kobe Steel, as a supplier, forecasts that it is necessary to continue a cautious stance and place a priority on maintaining prices.

In the second half of the fiscal year, Kobe Steel anticipates an increase in the average steel price will contribute to higher segment sales, in comparison to the first half.

Wholesale Electricity Supply
Second-half sales are anticipated to be higher than in the first half, due to an increase in the electricity price brought about by the rise in coal prices.

Aluminum & Copper
Shipments of rolled aluminum products are expected to decrease in comparison to the first half of the fiscal year. Although the sales volume of automotive aluminum sheet is anticipated to increase, aluminum can stock is expected to decline due to lower seasonal demand.

For rolled copper products, shipments are forecast to go down in comparison to the first half. Demand is expected to be firm for copper strip for electronic materials terminals. However, exports of copper tube are anticipated to decrease due to the consolidation of production locations in Japan.

As a result, second-half segment sales are forecast to be lower than the first half.

Machinery
Orders for compressors, rubber and tire machinery, and energy-related equipment are anticipated to continue being strong. As sales of environment-related orders tend to be concentrated in the second-half period, second-half sales are forecast to be higher than the first half.

Construction Machinery
The domestic market for construction machinery is forecast to be strong on the back of firm private-sector investment in construction equipment. Overseas demand is anticipated to increase in the United States and Europe. Thus, second-half segment sales are forecast to be higher than first-half sales.

Real Estate
Condominium construction starts and property handovers are anticipated to be concentrated in the

Tokyo and Osaka metropolitan areas. As a result, second-half segment sales are anticipated to be higher than first-half sales.

Electronic Materials & Other Businesses
Demand for target material for LCDs is expected to continue expanding. Thus, second-half segment sales are forecast to be higher than the first half.

Overall Forecast
Owing to higher steel prices and, in the Machinery segment, the large number of orders and the concentration of sales in the second half of the fiscal year, second-half sales are forecast to be higher than first-half sales. In the Iron & Steel and the Aluminum & Copper segments, higher raw material costs are expected to dampen second-half profits, in comparison to the first half, as raw materials at fiscal 2004 prices were used in the first half. Fiscal 2005 sales for the full year are anticipated to rise to 1,660 billion yen. Pretax ordinary income is expected to reach 165 billion yen, with net income projected at 80 billion yen.

(2) Financial Position

Capital investments have been centered on projects to enhance the Company's production capabilities of its distinctive products and increase its competitiveness. Although Kobe Steel has been reducing its assets, due to the rising stock prices of investment securities and a change in the method of evaluating inventories, total assets in the first-half period rose 60.2 billion yen to 1,961.4 billion yen.

With a net income of 36.7 billion yen in the half-year period, total stockholders' equity increased 53.9 billion yen to 433.1 billion yen. As a result, the net worth ratio in the first half was 22.1%, up 2.2 points from fiscal 2004, ended March 2005.

Net cash provided by operating activities was 104.9 billion yen. Income before income taxes reached 66.7 billion yen and depreciation was 39.2 billion yen. Net cash used in investing activities amounted to 38.6 billion yen, after purchases of tangible fixed assets. Free cash flow, the sum of net cash provided by operating activities and net cash used in investing activities, was 66.3 billion yen. Net cash used in financing activities amounted to 65.7 billion yen, due to repayment of debts and bonds.

As a result debt decreased 44.5 billion yen to 767.0 billion yen. Cash and cash equivalents increased 3.1 billion yen to 83.7 billion yen, in comparison to the same period last year.

Consolidated cash flow Indicators

	FY2001	FY2002	FY2003	FY2004	FY2005 half year
Net worth ratio	13.7%	15.4%	17.2%	19.9%	22.1%
Stockholders' equity ratio at market price	6.9%	10.9%	24.7%	29.6%	52.4%
Debt redemption years	19.5	8.4	9.0	3.6	–
Interest coverage ratio (times)	1.8	3.8	4.1	9.3	9.5

* Net worth ratio: Stockholders' equity/total assets
* Stockholders' equity ratio at market price: Market capitalization/total assets
(Market capitalization is calculated by multiplying the share price at term-end by the number of outstanding shares at term-end.)
* Debt redemption years: Interest-bearing liabilities/operating cash flows
* Interest coverage ratio: Operating cash flows/interest expense
* Debt redemption years are not indicated in the half-year period.

Media Contact:
Gary Tsuchida
Publicity Group
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN

Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
Email www-admin@kobelco.co.jp
Website www.kobelco.co.jp

Kobe Steel's FY2005 First-Half Consolidated Financial Results

(April 1, 2005 – September 30, 2005)
(Translated from the original Japanese document)

October 31, 2005

Company name:	Kobe Steel, Ltd.
Stock exchanges where shares are listed:	Tokyo, Osaka and Nagoya, Japan
Code number:	5406
Registered head office:	Hyogo Prefecture
Website:	www.kobelco.co.jp
President & CEO:	Yasuo Inubushi
Board of Directors' meeting for FY2004 first-half results:	October 31, 2005
Financial information prepared in accordance with generally accepted accounting principles in the United States:	No (Information follows Japanese GAAP)

1. *FY2005 first-half consolidated financial results* (April 1, 2005 – September 30, 2005)
(in millions of yen)

(1) Consolidated financial results

	FY2005 First Half	FY2004 First Half	% change	FY2004 Full year
Net sales	789,502	684,743	15.3%	1,443,771
Operating income	108,235	67,397	60.6%	166,576
Ordinary income	85,413	45,117	89.3%	116,028
Net income	36,712	15,690	134.0%	51,288
Earnings per share	12.37 yen	5.28 yen		17.27 yen
Diluted net income per share	11.80 yen	5.03 yen		16.48 yen

Equity value of net gain of affiliates in first-half FY2005: 5,038 million yen First-half FY 2004: 4,181 million yen
Full-year FY2004: 10,011 million yen
Average number of shares in first-half FY2005: 2,967,084,387 First-half FY2004: 2,967,569,312
Full-year FY2004: 2,967,457,229
Changes have been made in accounting policies.
Percentages for net sales, operating income, ordinary income and net income show changes from the same half-year period in the previous fiscal year.

(2) Consolidated financial position

	FY2005 First Half	FY2004 First Half	FY2004 Full Year
Total assets	1,961,486	1,885,120	1,901,202
Total stockholders' equity	433,177	340,533	379,213
Net worth ratio	22.1%	18.1%	19.9%
Stockholders' equity per share	145.94 yen	114.75 yen	127.79 yen

Number of shares issued at end of first-half FY2005: 2,968,143,656
First-half FY 2004: 2,967,432,455 Full-year FY2004: 2,967,115,082

(3) Consolidated cash flows

	FY2005 First Half	FY2004 First Half	FY2004 Full Year
Net cash provided by operating activities	104,924	100,475	225,751
Net cash used in investing activities	(38,619)	(19,199)	(50,543)
Net cash used in financing activities	(65,727)	(85,191)	(163,945)
Cash & cash equivalents at end of term	83,716	65,555	80,591

(4) Scope of consolidation

Number of consolidated subsidiaries:	163
Number of unconsolidated, equity-valued subsidiaries:	1
Number of equity-valued affiliates:	54

(5) Changes in scope of consolidation

Newly consolidated subsidiaries:	9
Consolidated subsidiaries excluded:	5
New equity-valued affiliates:	0
Equity-valued affiliates excluded:	0

2. Consolidated forecast for fiscal 2005 (ending March 31, 2006, in millions of yen)

Estimated net sales	1,660,000
Estimated ordinary income	165,000
Estimated net income	80,000
Estimated earnings per share	26.95 yen

The above forecast is based on currently available information.
Actual results may differ considerably due to changeable conditions in the future.
For preconditions on the forecast and other related factors, please refer to pages 3 and 4.

Management Policies

1. Fundamental Management Strategy

The Kobe Steel Group aims to contribute to society through its materials business (steel, welding, aluminum and copper); the independent power producer (IPP) business; and the machinery business (industrial machinery, construction machinery, environmental solutions, and engineering). Recognized as a quality manufacturer, Kobe Steel endeavors to supply products, services and technologies of high renown throughout the world.

As well as continuing to supply the market with distinctive, high performance products that utilize the technologies of the Kobe Steel Group and securing the necessary profits for growth, Kobe Steel intends to continue its efforts in assuming its social responsibilities as a business to its shareholders, investors, customers, employees, communities and other stakeholders.

To achieve this vision, Kobe Steel, through the selection and consolidation of its businesses, is further strengthening its products and technologies in which it excels; expanding its head office functions across the Kobe Steel Group; and improving the efficiency of group management and integration.

Aiming to become a company trusted by society, Kobe Steel is strengthening its corporate governance, implementing compliance measures, contributing to reducing global warming, and promoting environmental management.

2. Policy for Profit Distribution

Kobe Steel regards the return of profits to its shareholders as one of the important management issues. Promoting business development over the long term, Kobe Steel endeavors to improve the corporate value of the overall Group.

In allocating the dividends, the financial condition, financial results and future capital needs are taken into consideration. While the basis is to provide dividends regularly, dividends are decided based on financial performance and the ability to issue dividends for each period.

As for retained earnings, by allocating the necessary investments for future growth, profitability is anticipated to increase and the financial position is expected to further improve.

3. Medium-Term Management Strategy

In June 2003, Kobe Steel unveiled a three-year Consolidated Medium-Term Business Plan, which ends in fiscal 2005. In the three-year period, Kobe Steel has been implementing reforms to improve its business profits and business foundation. The major measures of the Plan are as follows:

3.1. Create and expand sales of distinctive products

Continue and create distinctive, value-added products, services and technologies of excellence in quality and cost performance. Increase sales of distinctive, value-added products in the three main segments of Iron & Steel, Aluminum & Copper, and Machinery by 10 points to comprise over 40% of total sales by fiscal 2005, in comparison to the 30% in fiscal 2002.

3.2. Further advance alliances

Deepen current alliances and increase benefits from the alliances. Also, promote alliances that contribute to higher profitability in the company's core businesses.

3.3. Respond to global markets

Make effective use of current alliances to meet customers' global procurement requirements. Build new supply systems, including independently developed systems based on market characteristics.

3.4. Reduce costs and undertake investments to improve competitiveness

Achieve cost reductions of 40 billion yen (non-consolidated) during the three-year period. Allocate 100 billion yen (on a non-consolidated basis) over the three-year period to improve the competitiveness of distinctive, value-added products and to continue the stable operation of facilities. Invest in research and development to commercialize distinctive, value-added products.

3.5. Measures to strengthen corporate governance

Strengthen corporate governance, establish compliance systems, and promote environmental management in harmony with society.

Fiscal 2004, Fiscal 2005 targets, and Fiscal 2005 first-half results

(in billions of yen)	FY2004	FY2005 target	FY2005 1st Half
Sales	1,443.7	1,250.0	789.5
Ordinary income	116.0	80.0	85.4
Net income	51.2	36.0	36.7
Ratio of ordinary income to sales	8.0%	6.4%	10.8%
Return on assets	7.4%	6.0%	9.8%
Debt (interest-bearing liabilities)	669.2	640.0	629.9
Debt, including IPP project finance	811.5	780.0	767.0
Debt-to-equity ratio (times)	1.8	1.7	1.6
D/E ratio including IPP project finance (times)	2.1	2.1	1.8

In fiscal 2004, one year ahead of schedule, Kobe Steel achieved its targets for ordinary income, ratio of ordinary income to sales, and ROA. Targets for debt, the D/E ratio and other balance sheet indicators were achieved in the first half of fiscal 2005.

Kobe Steel is not satisfied with merely achieving the numerical targets. Aiming to further improve its corporate value, Kobe Steel intends to further strengthen its competitiveness and profitability and build a strong financial foundation.

4. Issues facing Kobe Steel

Production in the Kobe Steel Group, mainly in the steel business, continues at high levels, supported by recovery in the domestic market and the firm overseas market. On the back of China's substantial increase in steel capacity, the market for general steel products has softened, and rising raw material costs, typified by the high oil prices, has been a concern. As a result, the outlook for the business environment has become more opaque.

Kobe Steel intends to maintain safe and stable production and further promote the major policies of its medium-term business plan to create distinctive products and expand sales, to strengthen the profitability of the Kobe Steel Group, and to build a strong business organization. Strengthening its awareness for compliance, Kobe Steel is faithfully carrying out its social responsibilities.

5. Corporate Governance and Status of Measures

Kobe Steel uses a system of auditors, but has also introduced an internal company system to improve the profitability of each business unit and to reform its business structure through the selection and consolidation of its management resources.

The company recognizes that management decision-making and the execution of everyday operations have a close relationship. As the management system ought to be in step with the Company's aims, the board of directors consists of the top management, executives in charge of major head office functions, other executives in essential businesses, and the internal company presidents.

As for administering the operations, the board directors should have legal responsibility to the Company's shareholders and customers in carrying out the Company's business affairs. Consequently, directors oversee the administration of the business segments, while corporate officers are responsible for executing the business affairs of the segments. The corporate officers of Kobe Steel are not under a legal organization, but are appointed by the board of directors and are responsible for carrying out the tasks requested of them.

Kobe Steel has five corporate auditors, three of whom are from the outside, to strengthen its auditing capabilities and to increase the effectiveness of corporate administration. There are no business relationships or other interests between the outside auditors and the Company.

For internal auditing, Kobe Steel has established the Audit Department, which comprises seven people, as an independent auditing body. This department is responsible for conducting audits covering the

entire company. The appropriateness and effectiveness are examined and when necessary issues and problems are resolved. Compliance, the environment, information security and other audited areas are conducted in conjunction with the planning & administration departments of each business.

In June 2004, the Audit Dept. was created to provide an independent audit organization that overlooks the entire company. In addition to reorganizing the compliance system, which started last year, Kobe Steel has been strengthening check functions on the overall business affairs and internal controls.

The financial audit is conducted by three certified public accountants that belong to Azsa & Co.: Fumio Yasukawa, Masato Hinenoya and Hisae Kitayama. Assistant auditors consist of four CPAs and seven assistant CPAs.

As for coordinating with auditors, internal audits and financial audits, periodic meetings are held, information is shared, and efforts are made to effectively undertake the audits.

With regard to risk management measures, Kobe Steel regards the building of compliance systems to be the biggest management issue, as the company will not be viable unless it operates within the acceptable norms of society under established laws and regulations.

In June 2000, a Corporate Code of Ethics was formulated to provide guidelines for business conduct and was revised in March 2003 and April 2005. As a good corporate citizen under the Code of Ethics, laws and other social regulations must be followed. While giving attention to the environment and supplying superlative products and services to contribute to society, regulations and standards to be followed by the company, its executives and its employees must be placed in writing.

In June 2003, a Compliance Committee, of which the majority of the members consist of outside members, was formed and serves as the advisory body to the board of directors. In addition to proposing plans and confirming progress, a system for internal reporting (whistleblowing) was formed to heighten compliance management.

Compliance activities have also been spread within the Kobe Steel Group. Major group companies have established their own corporate codes of ethics and compliance committees. In addition to an internal reporting system for the Kobe Steel Group, in which outside lawyers can be contacted, manuals have been created and education programs have been implemented to increase awareness among executives and all employees in the group companies.

As for business risks, to analyze and evaluate risks in decision-making, clear standards must be in place and the Company must operate under those standards. Risk management measures, including prevention measures, monitoring systems and areas of responsibilities were implemented in October 2003. Kobe Steel is building risk management systems in each of the company's business segments to avoid anticipated risks and minimize damage when incidents occur.

Through these measures, Kobe Steel is promoting corporate governance and the establishment of a thorough compliance system.

Consolidated Balance Sheets
(in millions of yen)

Assets	FY2005 First Half	FY2004 First Half	FY2004 Full Year
Current Assets			
Cash and cash equivalents	84,401	66,333	81,824
Notes and accounts receivable	282,162	266,711	281,238
Inventories	292,245	251,153	252,823
Other	78,500	85,465	77,716
Allowance for doubtful accounts	(1,025)	(1,498)	(792)
Total current assets	736,285	668,164	692,809
Tangible fixed Assets			
Buildings and structures	291,865	300,285	294,849
Machinery and equipment	421,020	431,781	419,981
Land	196,845	216,790	207,986
Other	37,753	31,491	43,816
Total tangible fixed assets	947,484	980,350	966,634
Intangible fixed assets	14,720	13,853	13,912
Investments and other assets			
Investments in securities	183,203	115,668	136,197
Other	88,218	116,950	100,320
Allowance for doubtful accounts	(8,427)	(9,866)	(8,672)
	262,995	222,752	227,845
	1,961,486	1,885,120	1,901,202

Liabilities, Minority Interests, and Stockholders' Equity	FY2005 First Half	FY2004 First Half	FY2004 Full Year
Current liabilities			
Notes and accounts payable	396,809	335,260	358,120
Short-term borrowings	162,557	210,768	187,731
Bonds and notes due within one year	80,336	25,930	30,456
Commercial paper	32,000	10,000	15,000
Allowances	16,595	13,444	12,214
Other	197,393	177,062	190,236
Total current liabilities	885,692	772,466	793,758
Long-term liabilities			
Bonds and notes	218,247	289,500	283,563
Long-term borrowings	272,223	326,137	293,736
Employees' severance and retirement benefits	51,645	48,059	49,142
Other	64,662	73,555	67,568
Total long-term liabilities	606,779	737,253	694,010
Total current and long-term liabilities	1,492,472	1,509,720	1,487,768
Minority interests	35,835	34,866	34,220
Stockholders' equity			
Common stock	218,314	218,163	218,163
Capital surplus	68,131	67,975	67,979
Retained earnings	109,428	45,996	81,633
Land revaluation	432	966	409
Net unrealized holding gains on securities	48,843	18,091	25,376
Foreign currency translation adjustments	(10,677)	(9,246)	(13,150)
Treasury stock, at cost	(1,295)	(1,412)	(1,198)
Total stockholders' equity	433,177	340,533	379,213
	1,961,486	1,885,120	1,901,202

Consolidated Statements of Income
(in millions of yen)

	FY2005 First Half	FY2004 First Half	FY2004 Full Year
Net sales	789,502	684,743	1,443,771
Cost of sales	(608,010)	(549,563)	(1,140,421)
Gross profit	181,491	135,179	303,349
Selling, general and administrative expenses	(73,256)	(67,782)	(136,773)
Operating income	108,235	67,397	166,576
Non-operating income			
Interest and dividend income	2,124	1,555	2,571
Other income	19,710	17,666	33,264
	21,835	19,221	35,836
Non-operating expense			
Interest expense	(10,639)	(12,315)	(23,772)
Other expenses	(34,017)	(29,186)	(62,612)
	(44,656)	(41,501)	(86,384)
Ordinary income	85,413	45,117	116,028
Extraordinary income			
Amortization of prior service costs of pension plans	–	3,487	6,975
Gain on sale of securities	–	2,676	2,676
Gain on sale of fixed assets	–	–	2,693
	–	6,163	12,344
Extraordinary loss			
Loss on separation of real estate business	(14,100)	–	–
Casualty loss	(4,539)	–	–
Loss on impairment of fixed assets	–	(9,075)	(9,075)
Effect of applying new accounting standard for retirement benefits	–	(6,367)	(12,735)
Loss on sale of fixed assets	–	(930)	(930)
Loss on write down of inventories	–	–	(10,944)
	(18,640)	(16,373)	(33,685)
Income before income taxes	66,773	34,907	94,687
Income taxes			
Current	(23,322)	(6,665)	(25,740)
Deferred	(5,235)	(11,965)	(16,225)
Minority interests in income of subsidiaries	(1,503)	(586)	(1,432)
Net income	36,712	15,690	51,288

Consolidated Statements of Cash Flows

(in millions of yen)

	FY2005 First Half	FY2004 First Half	FY2004 Full Year
Cash flows from operating activities			
Income before income taxes	66,773	34,907	94,687
Depreciation	39,246	40,582	80,289
Interest and dividend income	(2,124)	(1,555)	(2,571)
Interest expense	10,639	12,315	23,772
Gain on sale of securities	–	(2,676)	(2.676)
Equity in income of unconsolidated subsidiaries and affiliates	(5,038)	(4,181)	(10,011)
Loss on separation of real estate business	14,100	–	
Provision for casualty loss	3,270		
Loss on impairment of fixed assets	1,708	9,075	9,075
Loss on write down of inventories	–	–	10,944
Effect of applying new accounting standard for retirement benefits	–	6,367	12,735
Amortization of prior service costs of pension plans	–	(3,487)	(6,975)
Loss (gain) on sale of tangible fixed assets	–	930	(1,763)
Loss on disposal of tangible fixed assets	1,433	1,541	4,145
Decrease (increase) in trade receivables from customers	13,889	22,490	7,696
Decrease (increase) in inventories	(39,584)	(15,996)	(29,508)
Increase (decrease) in trade payables to customers	28,856	16,703	44,233
Other	(1,509)	(2,029)	21,082
Subtotal	131,733	114,988	255,157
Cash received for interest and dividends	3,809	2,313	3,460
Cash paid for interest	(10,987)	(12,812)	(24,248)
Cash paid for income taxes	(19,630)	(4,013)	(8,618)
Net cash provided by operating activities	104,924	100,475	225,751
Cash flows from investing activities			
Purchase of plant, equipment and other assets	(34,415)	(23,374)	(56,175)
Proceeds from sale of plant, equipment and other assets	477	2,225	7,739
Purchase of investments in securities	(5,779)	(1,969)	(8,491)
Proceeds from sale of investments in securities	1,455	3,567	3,684
Decrease (increase) in short-term loans receivable	39	16	1,246
Long-term loans receivable	(416)	(193)	(164)
Proceeds from collection of long-term loans	107	660	2,194
Other	(87)	(132)	(576)
Net cash provided by (used in) investing activities	(38,619)	(19,199)	(50,543)
Cash flows from financing activities			
Increase (decrease) in short-term borrowings	(5,948)	(39,694)	(45,897)
Increase (decrease) from commercial paper	17,000	10,000	15,000
Proceeds from issuance of long-term debt	2,290	16,970	25,315
Repayment of long-term debt	(46,523)	(52,587)	(110,007)
Proceeds from issuance of bonds	10,000	10,000	10,580
Repayment of bonds	(25,378)	(19,720)	(21,734)
Payment of dividends	(8,840)	(4,405)	(4,415)
Other	(8,326)	(5,754)	(32,786)
Net cash used in financing activities	(65,727)	(85,191)	(163,945)
Effect of exchange rate changes on cash and cash equivalents	969	56	(98)
Increase (decrease) in cash and cash equivalents	1,546	(3,858)	11,164
Cash and cash equivalents at beginning of year	80,591	68,503	68,503
Cash and cash equivalents of newly consolidated subsidiaries	1,578	911	924
Cash and cash equivalents at end of year	83,716	65,555	80,591

Segment Information

1. By business segment (in millions of yen)

Sales to outside customers:	FY2005 First half	FY2004 First half	FY2004 Full year
Iron & Steel	356,239	285,815	613,802
Wholesale Electricity Supply	31,043	27,462	58,600
Aluminum & Copper	151,906	145,508	282,091
Machinery	108,180	86,522	215,206
Construction Machinery	106,107	106,270	206,065
Real Estate	15,338	14,936	28,561
Electronic Materials & Other Businesses	20,686	18,228	39,442
Consolidated net sales	789,502	684,743	1,443,771
Inter-segment sales:			
Iron & Steel	10,125	8,211	17,524
Wholesale Electricity Supply	–	–	–
Aluminum & Copper	525	436	891
Machinery	5,637	5,397	11,683
Construction Machinery	277	315	583
Real Estate	1,899	1,983	3,910
Electronic Materials & Other Businesses	7,518	7,060	14,565
	25,983	23,406	49,113
Total sales			
Iron & Steel	366,365	294,027	631,327
Wholesale electricity supply	31,043	27,462	58,600
Aluminum & Copper	152,432	145,944	282,983
Machinery	113,818	91,920	226,845
Construction Machinery	106,384	106,585	206,648
Real Estate	17,238	16,920	32,472
Electronic Materials & Other Businesses	28,205	25,289	54,008
Eliminations	(25,983)	(23,406)	(49,113)
	789,502	684,743	1,443,771
Operating costs & expenses:			
Iron & Steel	297,369	259,096	539,458
Wholesale Electricity Supply	22,698	17,815	39,104
Aluminum & Copper	140,197	137,466	266,073
Machinery	110,698	91,708	216,529
Construction Machinery	102,738	102,163	199,428
Real Estate	15,855	15,253	29,394
Electronic Materials & Other Businesses	19,706	18,813	39,941
Eliminations	(27,996)	(24,970)	(52,736)
Consolidated operating costs & expenses	681,267	617,345	1,277,195
Operating income:			
Iron & Steel	68,995	34,930	91,868
Wholesale Electricity Supply	8,344	9,646	19,496
Aluminum & Copper	12,234	8,478	16,910
Machinery	3,119	212	10,315
Construction Machinery	3,645	4,422	7,219
Real Estate	1,383	1,667	3,078
Electronic Materials & Other Businesses	8,498	6,475	14,066
Eliminations	2,012	1,564	3,622
Consolidated operating income	108,235	67,397	166,576

The business segments are based on the grouping of similar products following Kobe Steel's management organization.

2. Overseas Sales (in millions of yen)

First-half FY2005, ended Sep. 30, 2005

	Asia	Other Areas	Total
Overseas sales	128,760	75,157	203,917
Total consolidated sales			789,502
% of sales	16.3%	9.5%	25.8%

First half FY2004, ended Sep. 30, 2004

	Asia	Other Areas	Total
Overseas sales	120,729	62,648	183,377
Total consolidated sales			684,743
% of sales	17.6%	9.2%	26.8%

FY2004 full year, ended Mar. 31, 2005

	Asia	Other Areas	Total
Overseas sales	229,764	136,160	365,924
Total consolidated sales			1,443,771
% of sales	15.9%	9.4%	25.3%

1. Countries and regions have been grouped according to geographical proximity.
2. Asia includes China, Taiwan, South Korea, Thailand, and Malaysia.
   Other Areas include the United States, Canada, Australia and Italy.
3. Overseas sales consist of sales of Kobe Steel and its consolidated subsidiaries derived from countries and regions other than Japan.

Investor Information

Investor Relations Group
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688 JAPAN
Tel +81 (0)3 5739-6043
Fax +81 (0)3 5739-5973
Email www-admin@kobelco.co.jp
Website: www.kobelco.co.jp

Media Contact:

Gary Tsuchida, Publicity Group
Kobe Steel, Ltd.
Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971

Supplementary Information

1. Forecast for FY2005 (in billions of yen)

	FY2005			FY2004
	1st Half	2nd Half	Full Year	Full Year
Sales	789.5	870.5	1,660.0	1,443.7
Operating income	108.2	104.8	213.0	166.5
Ordinary income	85.4	79.6	165.0	116.0
Net income	36.7	43.3	80.0	51.2

Forecast for FY2005 by Segment (In billions of yen)

Segment		FY2005			FY2004
		1st Half	2nd Half	Full Year	Full Year
Iron & Steel	Sales	366.3	398.7	765.0	631.3
	Operating Income	68.9	61.1	130.0	91.8
Wholesale Power Supply	Sales	31.0	34.0	65.0	58.6
	Operating Income	8.3	10.7	19.0	19.4
Aluminum & Copper	Sales	152.4	137.6	290.0	282.9
	Operating Income	12.2	7.8	20.0	16.9
Machinery	Sales	113.8	156.2	270.0	226.8
	Operating Income	3.1	7.9	11.0	10.3
Construction Machinery	Sales	106.3	113.7	220.0	206.6
	Operating Income	3.6	4.9	8.5	7.2
Real Estate	Sales	17.2	27.8	45.0	32.4
	Operating Income	1.3	2.7	4.0	3.0
Electronic Materials & Other Businesses	Sales	28.2	31.8	60.0	54.0
	Operating Income	8.4	8.6	17.0	14.0
Eliminations	Sales	(25.9)	(29.1)	(55.0)	(49.1)
	Operating Income	2.0	1.5	3.5	3.6
Total	Sales	789.5	870.5	1,660.0	1,443.7
	Operating Income	108.2	104.8	213.0	166.5

2. Crude Steel Production (non-consolidated, in millions of metric tons)

	FY2005	FY2004		
	1st Half Estimates	1st Half	2nd Half	Full Year
Industry total *	56.7	56.38	56.52	112.90
Kobe Steel	3.83	3.80	3.91	7.71

* Total crude steel production by Japan's steel industry

Sales Prices of Steel Products at Kobe Steel (in yen per metric ton)

	FY2005	FY2004		
	1st Half	1st Half	2nd Half	Full Year
Domestic & export average	71,300	53,500	60,900	57,300

3. Sales Volume of Rolled Aluminum & Copper Products at Kobe Steel (non-consolidated)

(in thousands of metric tons)	FY2005	FY2004		
	1st Half	1st Half	2nd Half	Full Year
Rolled aluminum products	175	191	165	356
Rolled copper products	31	31	31	62

Sales Volume of Copper Tube (consolidated, in thousands of metric tons)

	FY2005	FY2004		
	1st Half	1st Half	2nd Half	Full Year
Copper tube	43	49	41	90

4. Machinery Segment Orders (consolidated, in billions of yen)

	FY2005	FY2004		
	1st Half	1st Half	2nd Half	Full Year
Domestic	68.5	66.1	83.9	150.0
Exports	41.8	31.4	94.5	126.0
Total orders	110.3	97.6	178.5	276.1

Machinery Segment Backlog of Orders (consolidated, in billions of yen)

	FY2005	FY2004	
	1st Half	1st Half	2nd Half
Domestic	129.3	141.2	133.5
Exports	115.3	37.2	101.5
Total orders	244.7	178.5	235.1

5. Factors Affecting Pretax Ordinary Income (in billions of yen)

	FY2004 1st Half	FY2005 1st Half	Difference
Ordinary Income	45.1 billion yen	85.4 billion yen	+40.2 billion yen

Factors Increasing Profits		Factors decreasing Profits	
Production/Shipments	64.0	Raw material costs	(26.5)
Overall cost reduction	7.0	Costs for maintaining high-level production	(4.0)
Consolidated subsidiaries and equity-valued affiliates	7.0	Higher bonuses	(3.5)
		Disposal and dismantling of fixed assets	(2.5)
		Others	(1.3)
Total	78.0	Total	(37.8)

6. Debt (consolidated, in billions of yen)

	FY2005		FY2004	
	1st Half	2nd Half Est.	1st Half	2nd Half
Debt	629.9	600.0	716.9	669.2
Debt, including IPP project finance	767.0	732.0	864.4	811.5

Debt-to-Equity Ratio (consolidated, in billions of yen)

	FY2005		FY2004	
	1st Half	2nd Half Est.	1st Half	2nd Half
D/E ratio	1.6	1.4	2.2	1.8
D/E ratio, inc. IPP project finance	1.8	1.5	2.5	2.1